Exhibit 99.1

January 30, 2008

AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH ANNOUNCES EXTENDED PRODUCTION CURTAILMENT AT GRANDE PRAIRIE OSB MILL

Ainsworth Lumber Co. Ltd. today announced that it will extend for one week the previously announced maintenance closure at its oriented strand board (OSB) mill in Grande Prairie, Alberta until February 10th due to reduced customer demand.  Ainsworth had earlier announced a maintenance closure from January 28th to February 3rd.  The Grande Prairie mill has an annual production capacity of approximately 665 million square feet (3/8” basis).

For further information please contact:

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Contact:
Bruce Rose, Corporate Development
bruce.rose@ainsworth.ca